COOPERATION AGREEMENT

This Cooperation Agreement (this "**Agreement**"), effective as of February 11, 2025 (the "**Effective Date**"), is entered into by and between TruBridge, Inc., a Delaware corporation (the "**Company**"), on the one hand, and Ocho Investments LLC (together with its Affiliates, "**Ocho**"), on the other hand. The Company and Ocho are together referred to herein as the "**Parties**," and each of the Company and Ocho, respectively, a "**Party**." Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 15 hereof.

WHEREAS, as of the Effective Date, Ocho beneficially owns an aggregate of 1,114,178 shares of common stock, par value $0.001 per share, of the Company (the "**Common Stock**"); and

WHEREAS, the Company and Ocho desire to enter into this Agreement regarding compositional changes to the board of directors of the Company (the "**Board**") and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Board Composition and Other Company Matters.

(a)   New Directors.

(i)   As soon as reasonably practicable following the Effective Date, and in no event later than two (2) business days after the Effective Date, the Board, and all applicable committees of the Board, shall take all necessary actions to: (A) increase the size of the Board from seven (7) to nine (9) directors, and (B) appoint (x) Andris Upitis (the "**First New Director**") to serve as a Class II director, who shall fill one (1) of the newly created vacancies resulting from the increase in the size of the Board, and (y) Jerry Canada (the "**Second New Director**" and, together with the First New Director, the "**New Directors**") to serve as a Class II director, who shall fill the other newly created vacancy resulting from the increase in the size of the Board.

(ii)   The Board, and all applicable committees of the Board, shall take all necessary actions to nominate each New Director as a candidate for election to the Board as a Class II director at the Company's 2025 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "**2025 Annual Meeting**"). The Company shall recommend, support and solicit proxies for the election of each New Director at the 2025 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company supports the Board's other nominees.

(iii)   Prior to the appointment of each New Director, the Board has determined that each New Director is an "Independent Director," as defined in the listing rules of the NASDAQ Stock Market LLC (or applicable requirement of such other national securities exchange designated as the primary market on which the

Common Stock is listed for trading). In connection with the foregoing, and as a condition to the appointment of each New Director to the Board, each New Director has (A) provided (x) such information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, (y) such information reasonably requested by the Board in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations and (z) a fully completed and executed copy of the Company's director candidate questionnaire (substantially in the form completed by the Company's incumbent non-management directors), in each case, as promptly as practicable to enable the timely filing of the Company's proxy statement and other periodic reports with the U.S. Securities and Exchange Commission (the "**SEC**"), and (B) participated in customary procedures for new director candidates, including an appropriate background check, comparable to those undergone by other non-management directors of the Company and an interview with the Nominating and Corporate Governance Committee of the Board (the "**Nominating and Corporate Governance Committee**").

(iv) If the First New Director is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director, in each case, due to death or disability prior to the Termination Date (as defined below), and at such time Ocho's beneficial ownership of Common Stock exceeds 597,003 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments, the "**Minimum Ownership Threshold**"), then Ocho shall have the right to designate a substitute First New Director; provided, however, that prior and as a condition precedent to the appointment of such substitute First New Director, the substitute First New Director shall have been deemed reasonably acceptable by the Nominating and Corporate Governance Committee (it being understood that the Nominating and Corporate Governance Committee shall consult with and receive feedback from Pinetree Capital Ltd. and L6 Holdings Inc. regarding the substitute First New Director, and such consultation and feedback shall inform the Nominating and Corporate Governance Committee's decision to deem or not deem the Ocho designated substitute First New Director reasonably acceptable to the Nominating and Corporate Governance Committee), and subject to such acceptance, the Company shall appoint, as promptly as practicable, such person as a director, whereupon such person shall be deemed to be the First New Director for all purposes of this Agreement.

(b) Resignation.

(i) To the extent permissible under applicable law, including, without limitation, legal duties or obligations of directors of corporations incorporated under Delaware law, and as a condition to the appointment of the First New Director, the First New Director shall submit to the Company an irrevocable letter of resignation as a member of the Board in the form attached hereto as Exhibit A, which shall become effective, if and when accepted by the Board, in the Board's sole discretion, following receipt by the Company of notice that Ocho's aggregate

beneficial ownership of Common Stock fails to exceed the Minimum Ownership Threshold.

(ii)   During the Standstill Period (as defined below), Ocho shall reasonably monitor its aggregate beneficial ownership of Common Stock to maintain its awareness of whether it meets the Minimum Ownership Threshold. Ocho shall notify the Company in writing promptly, but in no event later than three (3) business days, after becoming aware of Ocho's aggregate beneficial ownership failing to equal or exceed the Minimum Ownership Threshold.

(c)   Committees. Concurrently with the appointment of the New Directors to the Board, the Board, and all applicable committees of the Board, shall take all necessary actions to appoint (i) the First New Director to the Nominating and Corporate Governance Committee and (ii) the Second New Director to the Compensation Committee of the Board. The New Directors shall not be removed from such committees until at least the Termination Date. Without limiting the foregoing, the New Directors shall be given the same consideration for membership to any other committees of the Board as any other independent director with similar relevant expertise and qualifications.

(d)   Board Policies and Procedures.

(i)   Each Party acknowledges that each New Director, upon his appointment to the Board and for so long as he is a member of the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, without limitation, the Company's Code of Business Conduct and Ethics, Corporate Governance Guidelines, Director Resignation Policy, Insider Trading Policy and any other policies on stock ownership, public disclosures, legal compliance and confidentiality (collectively, the "**Company Policies**") and all applicable rules and regulations of the NASDAQ Stock Market LLC (including, without limitation, its independence standards), and will be required to strictly adhere to the Company's policies on confidentiality imposed on all members of the Board. The Company agrees that, upon his appointment to the Board and for so long as he is a member of the Board, each New Director shall receive (i) the same benefits of director and officer insurance as all other non-management directors on the Board, (ii) the same compensation for his service as a director as the compensation received by other non-management directors on the Board and (iii) such other benefits on the same basis as all other non-management directors on the Board. Notwithstanding anything to the contrary contained in this Agreement or the Company Policies, the Company agrees that the First New Director is a stockholder designee of Ocho and, as a result, the First New Director may provide confidential information of the Company to Ocho that the First New Director learns in his capacity as a member of the Board; provided, however, that prior to the First New Director providing any such confidential information to Ocho and as a condition precedent to Ocho requesting or receiving any such information, the Company and Ocho shall execute a customary confidentiality agreement, substantially in the form attached hereto as

Exhibit B, pursuant to which, among other things, Ocho (A) is informed of the confidential nature of the confidential information, (B) agrees that it will abstain from participating in any transaction involving or related to securities of the Company while in possession of material non-public information and (C) shall refrain from disclosing the confidential information to anyone, other than as set forth in such confidentiality agreement.

(ii)   Ocho acknowledges and agrees that it shall be subject to the Company's Insider Trading Policy while Mr. Upitis serves as the First New Director (the "**Trading Policy**"); provided, however, that Ocho shall not be required to obtain prior approval of its trades in the Company's securities in accordance with the procedures set forth in Section VI.C of the Trading Policy, if (A) such trades would not occur during the Blackout Periods (as defined in the Trading Policy) and (B) Ocho does not possess material non-public information as of the time Ocho trades the Company's securities. A true, correct and complete copy of the Trading Policy has been provided to Ocho. In consideration of the foregoing, Ocho agrees that prior to the Termination Date during such time as either Mr. Upitis or an employee of Ocho is a member of the Board, it will only trade in Common Stock during periods other than the Blackout Periods (as defined in the Trading Policy provided to Ocho prior to the date hereof).

(e)   Board Refreshment. Consistent with the Current Report on Form 8-K filed by the Company on November 7, 2024, the Company hereby affirms that David A. Dye will not be nominated for re-election at the end of his current term as a director of the Board, which expires at the Company's 2026 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "**2026 Annual Meeting**"), and, consistent with the Company's disclosure obligations pursuant to applicable law, such affirmation will be included in the Company's definitive proxy statement to be filed with the SEC in connection with the 2025 Annual Meeting. If the Board determines, in its sole discretion, that it is advisable to nominate a director for election to fill the vacancy created by Mr. Dye's departure, then the Board shall provide Ocho a reasonable opportunity to review and provide feedback on the candidates who the Board evaluates for such nomination and shall consider in good faith any such feedback of Ocho; provided, however, that any candidate chosen by the Board to be nominated for election to fill the vacancy created by Mr. Dye's departure shall be chosen in the Board's sole discretion.

2.   Corporate Governance.

(a)   Declassification of the Board.

(i)   The Company, the Board and all applicable committees of the Board shall take all necessary actions to declassify the Board, including, without limitation, (x) accepting conditional resignations of certain members of the Board (other than the New Directors), as applicable, and (y) submitting to a vote of the

Company's stockholders an appropriate binding proposal (the "**Declassification Proposal**") at the 2025 Annual Meeting, such that, if the Declassification Proposal is approved by stockholders at the 2025 Annual Meeting, (A) the directors elected at the 2025 Annual Meeting would be elected with a term expiring at the 2026 Annual Meeting and (B) all directors (including those elected in 2024) will be elected for one-year terms beginning at the 2026 Annual Meeting.

(ii)   The Board will recommend that the Company's stockholders vote, and will solicit proxies, in favor of the Declassification Proposal at the 2025 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company supports its other proposals at the 2025 Annual Meeting, and the Company will use its reasonable best efforts to have all directors and executive officers of the Company vote all shares beneficially owned by them and over which they have voting control in favor of the Declassification Proposal; provided, however, that Ocho acknowledges the Company cannot and does not ensure, warrant or guarantee that any director or executive officer of the Company will vote any share or shares beneficially owned by him and over which he has voting control in favor of the Declassification Proposal. Promptly following the approval of the Declassification Proposal, the Company shall file an amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware implementing the Declassification Proposal.

(b)   Stockholder Rights Agreement. The Company agrees that, within one (1) business day after the Effective Date, the Company shall take all necessary actions to amend, and shall direct Computershare Trust Company, N.A. ("**Computershare**") to approve, with such obligation of Computershare to approve being qualified by the terms described in that certain Rights Agreement, dated as of March 26, 2024, by and between the Company and Computershare, as amended April 22, 2024 (the "**Rights Agreement**"), an amendment to the Rights Agreement, such that the Final Expiration Date (as defined in the Rights Agreement) shall be accelerated to the next immediate business day following the Effective Date, and that such amendment be made effective in accordance with the terms of the Rights Agreement. If, during the Standstill Period (as defined below), a new stockholder rights agreement or similar provision setting forth ownership limitation(s) is adopted by the Board, the new plan shall not (i) require Ocho to divest any shares or (ii) prevent Ocho from further acquiring any Voting Securities, provided, that Ocho does not exceed the ownership limitation agreed to in Section 6(a)(i) of this Agreement.

3.   Voting. From the Effective Date until the Termination Date (the "**Standstill Period**"), Ocho agrees that it will, or will cause its Representative to, appear in person or by proxy at each annual or special meeting of stockholders of the Company (including, without limitation, any adjournments or postponements thereof and any meetings which may be called in lieu thereof), whether such meeting is held at a physical location, virtually by means of remote communications or a hybrid combination thereof, and will vote (or execute a consent with respect to) all Voting Securities beneficially owned by it which Ocho has the right to vote (or to direct the vote of) as of the applicable record date in accordance with the Board's recommendations with respect to (a) the election, removal or replacement of any director and (b) any other proposal to be submitted to the stockholders of the Company by either the Company or any stockholder of the Company; provided,

however, Ocho shall not divest any Voting Securities beneficially owned by it or which Ocho has the right to vote (or to direct the vote of) prior to such record date for the purposes, or having the effect, of avoiding, directly or indirectly, Ocho's obligations and agreements pursuant to this Section 3 or Section 6 hereof (for the avoidance of doubt, a sale of Common Stock without any repurchase or similar right to retain the economic value thereof shall not be deemed to be a violation of this proviso); provided, further, that if Institutional Shareholder Services Inc. ("**ISS**") or Glass Lewis & Co. LLC ("**Glass Lewis**") (including, without limitation, any successor thereto) issues a voting recommendation that differs from the Board's recommendation with respect to any proposal submitted to stockholders at a stockholder meeting (other than with respect to the election, removal or replacement of directors, the Company's "say-on-pay" proposal, the authorization of shares or the issuance of equity in connection with employee compensation), Ocho shall be permitted to vote in accordance with ISS's and/or Glass Lewis's recommendation; provided, further, that Ocho shall be permitted to vote in its sole discretion on any proposal of the Company in respect of (x) any Extraordinary Transaction and (y) the ratification or approval of any stockholder rights plan.

4.   Mutual Non-Disparagement.

(a)   During the Standstill Period, Ocho agrees that neither it nor any of its Affiliates shall, directly or indirectly, make any public statement, or take any action that is intended to result in a public statement, that constitutes an *ad hominem* attack on, or otherwise disparages, defames or damages the reputation or good name of the Company or its Affiliates or any of the Company's directors, officers or employees (solely in connection with their service in such capacities), or Associates or is otherwise critical, negative towards or derogatory of the Company or its Affiliates or any of the Company's directors, officers or employees, or Associates.

(b)   During the Standstill Period, the Company agrees that neither it nor any of its Affiliates shall, directly or indirectly, make any public statement, or take any action that is intended to result in a public statement, that constitutes an *ad hominem* attack on, or otherwise disparages, defames or damages the reputation or good name of Ocho or its Affiliates or any of Ocho's directors, officers or employees, or Associates or is otherwise critical, negative towards or derogatory of Ocho or its Affiliates, or any of Ocho's directors, officers or employees (solely in connection with their service in such capacities), or Associates.

(c)   Notwithstanding the foregoing, nothing in this Section 4 or elsewhere in this Agreement shall prohibit any Party from making any factual statement or disclosure required under U.S., Canadian and other applicable securities laws or other applicable laws (including, without limitation, to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party hereto) or U.S. and Canadian stock exchange regulations.

(d)   The limitations set forth in Sections 4(a) or (b) hereof, as applicable, shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Sections 4(a) or (b) hereof, as applicable, if such statement by the other Party was made in breach of this Agreement.

5.   No Litigation. During the Standstill Period, each Party covenants and agrees solely for and on behalf of itself that it shall not, and shall not permit any of its Representatives (solely in the context of their representation of such Party in connection with the subject matter of this Agreement) to, alone or in concert with others, threaten, initiate, encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding (including, without limitation, with respect to Ocho, commencing, encouraging or supporting any derivative or similar action in the name of the Company or any class action against the Company or any of its officers or directors, in each case with the intent of circumventing any terms of this Agreement) before any court or governmental, administrative or regulatory body (collectively, a "**Legal Proceeding**") against (a) with respect to Ocho, the Company or any of its Representatives (solely in the context of their representation of the Company in connection with the subject matter of this Agreement) (solely in connection with their service in such capacities), and (b) with respect to the Company, Ocho or any of its Representatives (solely in the context of their representation of Ocho in connection with the subject matter of this Agreement) (solely in connection with their service in such capacities); provided, however, that the foregoing shall not prevent (v) the inclusion of Ocho as a class member in a class action proceeding commenced and maintained by persons other than Ocho and its Affiliates; (w) any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a "**Legal Requirement**") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, such Party or any of its Representatives (solely in the context of their representation of such Party in connection with the subject matter of this Agreement) (x) litigation by any Party to enforce the provisions of this Agreement, (y) counterclaims with respect to any proceeding initiated by a Party in breach of this Agreement and (z) the exercise of statutory appraisal rights; provided, further, that in the event that such Party or any of its Representatives receives such Legal Requirement, such Party shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the other Party.

6.   Standstill.

(a)   During the Standstill Period, Ocho agrees that it shall not, and shall cause its Affiliates and Associates not to, directly or indirectly:

(i)   acquire, offer or seek to acquire, agree to acquire, or acquire rights or options to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, (x) any securities of the Company, any rights decoupled from the underlying securities of the Company, or any derivative securities, contracts or instruments in any way related to the price of shares of Common Stock, in each case, if such acquisition, offer or seeking to acquire, agreement or transaction would result in Ocho, collectively with its Affiliates, having beneficial ownership of more than 10% of the Common Stock or Voting Securities outstanding at such time, including, without limitation, through the exercise of, or acquisition of, derivative securities, or (y) any assets or liabilities of the Company;

(ii)   make any public announcement or proposal with respect to, or publicly offer or propose, (A) any form of business combination or acquisition or

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other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (C) any form of tender or exchange offer for Voting Securities, whether or not such transaction involves a Change of Control; it being understood that the foregoing shall not prohibit Ocho or its Affiliates or Associates from (x) acquiring Voting Securities, to the extent permitted by the proviso in Section 6(a)(i), (y) selling or tendering their shares of Common Stock, and otherwise receiving consideration, pursuant to any such transaction or (z) voting on any such transaction in accordance with Section 3 hereof;

(iii)   engage in, or knowingly assist in the engagement in (including, without limitation, engagement by use of or in coordination with a universal proxy card), any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**"), to vote any securities of the Company (including, without limitation, by initiating, encouraging or participating in any "withhold" or similar campaign), in each case, other than in a manner that is consistent with the Board's recommendation on a matter;

(iv)   advise or knowingly encourage any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company, other than in a manner that is consistent with the Board's recommendation on a matter (it being understood that the foregoing shall not prevent Ocho from communicating with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) in connection with an Extraordinary Transaction);

(v)   other than in open market sale transactions whereby the identity of the purchaser is not known, sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities held by Ocho to any Third Party with a known history of activism or known plans to engage in activism;

(vi)   take any action in support of or make any proposal or request that constitutes or would result in: (A) advising, replacing or influencing any director or member of management of the Company, including, without limitation, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (C) any other material change in the Company's management, business or corporate structure, (D) seeking to have the Company waive or make amendments or modifications to the Bylaws or the Certificate of Incorporation, or other actions that could reasonably be

expected to impede or facilitate the acquisition of control of the Company by any person, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (in each case except as otherwise permitted by <u>Section 1</u> or <u>Section 3</u> hereof);

(vii)   communicate with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act (other than in connection with an Extraordinary Transaction);

(viii)   call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including, without limitation, a "town hall meeting";

(ix)   deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities (other than (A) any such voting trust, arrangement or agreement solely among Ocho and its Affiliates that is otherwise in accordance with this Agreement or (B) customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(x)   seek, or knowingly encourage or advise any person, to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the election or removal of any directors, except as set forth in <u>Section 1</u>;

(xi)   form, join or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security (other than a group that includes all or some of the members of Ocho); <u>provided</u>, <u>however</u>, that nothing herein shall limit the ability of an Affiliate of Ocho to join or in any way participate in a "group" in existence as of the Effective Date and comprising Ocho following the execution of this Agreement, so long as any such Affiliate agrees to be subject to, and bound by, the terms and conditions of this Agreement and, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two (2) business days thereafter disclosing that Ocho has formed a group with such Affiliate;

(xii)   demand a copy of the Company's list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of the State of Delaware providing for stockholder access to books and records (including, without limitation, lists of stockholders) of the Company;

(xiii)   make any request or submit any proposal to amend or waive the terms of this <u>Section 6</u> other than through non-public communications with the

Company that would not be reasonably likely to trigger public disclosure obligations for any Party; or

(xiv) enter into any discussions, negotiations, agreements or understandings with any person with respect to any action Ocho is prohibited from taking pursuant to this <u>Section 6</u>, or advise, assist, knowingly encourage or seek to persuade any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

(b) Notwithstanding anything to the contrary contained in <u>Section 6(a)</u> hereof or elsewhere in this Agreement, (i) Ocho and its Affiliates shall not be prohibited or restricted from: (A) communicating privately with members of the Board or senior officers of the Company regarding any matter in a manner consistent with communications that may be reasonably made by all stockholders of the Company, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any Party; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Ocho, <u>provided</u>, that a breach by Ocho of this Agreement is not the cause of the applicable requirement; (C) privately communicating with stockholders of the Company and others in a manner that does not otherwise violate this Agreement or applicable law; or (D) taking actions in furtherance of identifying director candidates in connection with the 2026 Annual Meeting, so long as such actions do not create a public disclosure obligation for Ocho or the Company and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Ocho's normal practices in the circumstances, and (ii) no term of this Agreement shall limit in any respect the actions of any director of the Company in his or her capacity as such, recognizing that such actions are subject to such director's fiduciary duties to the Company and its stockholders and the Company Policies (it being understood and agreed that Ocho shall not take any actions to indirectly violate any provision of <u>Section 6(a)</u> hereof). The provisions of <u>Section 6(a)</u> hereof shall also not prevent Ocho from freely voting its shares of Common Stock (except as otherwise provided in <u>Section 3</u> hereof).

(c) Nothing in this Agreement shall limit in any respect the actions or rights of any director of the Company (including, for the avoidance of doubt, the New Directors) under applicable law in his or her capacity as such. Without limitation to the foregoing, each New Director shall have the same (i) access to members of management as every other director and (ii) rights as every other director to access the books and records of the Company and to make information requests of management in order to facilitate these rights.

7. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Ocho that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization,

moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

8.   Representations and Warranties of Ocho. Ocho represents and warrants to the Company that (a) this Agreement has been duly and validly authorized, executed and delivered by Ocho, and constitutes a valid and binding obligation and agreement of Ocho, enforceable against Ocho in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) Ocho beneficially owns an aggregate of 1,114,178 shares of Common Stock, (c) the signatory for Ocho has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself and Ocho, and to bind Ocho to the terms hereof and thereof, (d) the execution, delivery and performance of this Agreement by Ocho does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound and (e) Ocho is not, nor will Ocho become, party to any agreement, arrangement or understanding (whether written or oral) with either New Director with respect to his service as a director on the Board, other than with respect to the First New Director customary indemnification provisions for fund designees.

9.   No Other Discussions or Arrangements. Ocho represents and warrants that, as of the Effective Date, except as publicly disclosed in its SEC filings or otherwise specifically disclosed to the Company in writing prior to the Effective Date, (a) Ocho does not own, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities, (b) Ocho has not entered into, directly or indirectly, any agreements or understandings with any person (other than its own Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company, and (c) Ocho is not a member of or a participant in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities as of the Effective Date except as has been disclosed in that certain Schedule 13D originally filed by Ocho with the SEC on August 14, 2024 (the "**Ocho Schedule 13D**").

10.   Press Release and SEC Filings.

(a)   Promptly following the Effective Date, the Company shall issue a press release, substantially in the form attached hereto as Exhibit C (the "**Press Release**"), announcing, among other things, certain terms of this Agreement. Neither the Company

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nor Ocho shall make or cause to be made, and the Company and Ocho shall cause their respective Affiliates and Associates not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement without prior written consent of the other Party, except to the extent required by law or the rules of any national securities exchange.

(b)   The Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement and the Press Release as exhibits thereto (the "**Form 8-K**"). The Form 8-K shall be consistent with the terms of this Agreement. The Company shall provide Ocho with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any such comments of Ocho.

(c)   No later than two (2) business days following the Effective Date, Ocho shall file with the SEC an amendment to the Ocho Schedule 13D, in compliance with Section 13 of the Exchange Act, to report its entry into this Agreement (such amendment, the "**Ocho Schedule 13D Amendment**"). The Ocho Schedule 13D Amendment shall be consistent with the terms of this Agreement. Ocho shall provide the Company with a reasonable opportunity to review and comment on the Ocho Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any such comments of the Company.

11.   Term; Termination. The term of this Agreement shall commence on the Effective Date and shall remain in effect until the date that is the earlier of (a) thirty (30) days prior to the deadline pursuant to the Bylaws for the submission of stockholder notice of director nominations for the 2026 Annual Meeting and (b) December 31, 2025 (the earlier of (a) and (b), the "**Termination Date**"); provided, however, that (x) Ocho may earlier terminate this Agreement if the Company commits a material breach of its obligations under this Agreement (including any of its obligations under Section 1) that (if capable of being cured) is not cured within fifteen (15) days after the Company's receipt of written notice from Ocho specifying the material breach, or, if impossible to cure within fifteen (15) days, that the Company has not taken any substantive action to cure within such fifteen (15) day period, and (y) the Company may earlier terminate this Agreement if Ocho commits a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after Ocho's receipt of written notice from the Company specifying the material breach, or, if impossible to cure within fifteen (15) days, that Ocho has not taken any substantive action to cure within such fifteen (15) day period. Notwithstanding anything to the contrary contained herein, the provisions of Section 12 through Section 23 hereof shall survive the termination of this Agreement; provided, that Section 2(a)(i)(B) shall survive until three (3) business days following the 2026 Annual Meeting unless this Agreement has been earlier terminated pursuant to proviso (y) of this Section 11. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination.

12.   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction

other than those of the State of Delaware. Each Party agrees that it shall bring any suit, action, or other proceeding in respect of any claim arising out of or related to this Agreement (each, an "**Action**") exclusively in (a) the Delaware Court of Chancery in and for New Castle County, (b) in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware or (c) in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, any other Delaware state court (collectively, the "**Chosen Courts**"), and, solely in connection with an Action, irrevocably (i) submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any jurisdictional defenses (including, without limitation, personal jurisdiction and venue) to any such Action, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 16 hereof of this Agreement. Each Party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each Party and may be enforced in any other courts, the jurisdiction of which each Party is or may be subject, by suit upon such judgment.

13.   Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.   Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). It is accordingly agreed that each Party (the "**Moving Party**") shall be entitled to seek specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The remedies available pursuant to this Section 14 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

15.   Certain Definitions. As used in this Agreement:

(a)   "**Affiliate**" shall mean any "Affiliate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, without limitation, persons who become Affiliates subsequent to the Effective Date; provided, however, that, for purposes of this Agreement, Ocho shall not be deemed an Affiliate of the Company and the Company shall not be deemed an Affiliate of Ocho; provided, further, that this term shall refer only to Affiliates controlling or controlled by the Company or Ocho, as applicable;

(b)   "**Associate**" shall mean any "Associate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, and, for the avoidance of doubt, including, without limitation, persons who become Associates subsequent to the Effective Date; provided, however, that, for purposes of this Agreement, the term "Associate" shall not include any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten (10) percent or more of any class of equity securities; provided, further, that, for purposes of this Agreement, the Company shall not be deemed an Associate of Ocho;

(c)   "**beneficial owner**," "**beneficial ownership**" and "**beneficially own**" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d)   "**business day**" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(e)   "**Bylaws**" shall mean the Second Amended and Restated Bylaws of the Company, dated October 25, 2024, as may be amended, corrected, or further amended and restated from time to time;

(f)   "**Certificate of Incorporation**" shall mean the Certificate of Incorporation, dated March 23, 2002, as amended on February 29, 2024, and as may be further amended, corrected, or amended and restated from time to time;

(g)   "**Change of Control**" shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company's then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company's stockholders retain, directly or indirectly, less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities;

(h)   "**control**" shall have the same meaning as set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act;

(i)   "**Extraordinary Transaction**" shall mean any equity tender offer, equity exchange offer, merger, acquisition, joint venture, business combination, financing,

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recapitalization, reorganization, restructuring, disposition, distribution, or other transaction with a Third Party that, in each case, would result in a Change of Control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets (determined on a consolidated basis), and, for the avoidance of doubt, including, without limitation, any such transaction with a Third Party that is submitted for a vote of the Company's stockholders;

(j) "**person**" or "**persons**" shall mean any individual, corporation (including, without limitation, not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(k) "**Representative**" shall mean a person's Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; provided, that when used with respect to the Company, "Representative" shall not include any non-executive employees;

(l) "**Third Party**" shall mean any person that is not (i) a party to this Agreement, (ii) a member of the Board, (iii) an officer of the Company or (iv) an Affiliate of any Party; and

(m) "**Voting Securities**" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

16. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 16 (or to such other address that may be designated by a Party from time to time in accordance with this Section 16).

If to the Company, to its address at:

TruBridge, Inc.
54 St. Emmanuel Street
Mobile, AL 36602
Attention: Chris Fowler
Email: chris.fowler@trubridge.com

with copies (which shall not constitute notice) to:

Maynard Nexsen PC
1901 Sixth Avenue North, Suite 1700
Birmingham, AL 35203
Attention: Timothy Gregg

Maggie Cornelius
Email: tgregg@maynardnexsen.com
mcornelius@maynardnexsen.com

and

Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036
Attention: Lawrence S. Elbaum
Patrick Gadson
Email: lelbaum@velaw.com
pgadson@velaw.com

If to Ocho, to the address at:

Ocho Investments LLC
1401 Lavaca St, PMB 40912
Austin, TX, 78701
Attention: Andris Upitis
Email: info@ochocapital.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Maurice Lefkort
Email: mlefkort@willkie.com

17.   <u>Entire Agreement</u>. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each Party.

18.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

19.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

20.   Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Party; provided, that each Party may assign any of its rights and delegate any of its obligations hereunder to any person that acquires substantially all of that Party's assets, whether by stock sale, merger, asset sale or otherwise. Any purported assignment or delegation in violation of this Section 20 shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

21.   Waivers. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

22.   Interpretation. Each Party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each Party and its respective counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each Party, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement. In this Agreement, unless a clear contrary intention appears, (a) the word "including" (in its various forms) means "including, without limitation;" (b) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (c) the word "or" is not exclusive; (d) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (e) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

23.   Expenses. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall promptly reimburse Ocho for fifty percent (50%) of its reasonable and well documented out-of-pocket fees and expenses incurred by Ocho in connection with its engagement with the Company, the negotiation and

execution of this Agreement and the transactions contemplated hereby; <u>provided</u>, <u>further</u>, that such reimbursement shall not exceed $50,000 in the aggregate.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

THE COMPANY:

TRUBRIDGE, INC.

By: *Christopher L. Fowler*
             DocuSigned by:
             92B5699763E340B...
Name: Chris Fowler
Title: President and Chief Executive Officer

OCHO:

OCHO INVESTMENTS LLC

By: _____
Name: Andris Upitis
Title: Manager

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

THE COMPANY:

TRUBRIDGE, INC.

By: _____
Name: Chris Fowler
Title: President and Chief Executive Officer

OCHO:

OCHO INVESTMENTS LLC

By: _____
Name: Andris Upitis
Title: Manager

<u>**Exhibit A**</u>

<u>[Form of Irrevocable Resignation]</u>

[Date]

Attention: Chairman of the Board of Directors

      Reference is made to that certain Cooperation Agreement, dated as of February 11, 2025 (the "<u>**Agreement**</u>"), by and between TruBridge, Inc. (the "**Company**") and Ocho Investments LLC (together with its Affiliates, "**Ocho**"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement. In accordance with <u>Section 1(b)</u> of the Agreement, I hereby tender my conditional resignation as a director of the Company's board of directors (the "**Board**") and any committees of the Board on which I am serving, <u>provided</u> that this resignation shall be effective only as, if and when both (i) accepted by the Board and (ii) Ocho's beneficial ownership of shares of common stock, par value $0.001 per share, of the Company (the "**Common Stock**") fails to exceed 597,003 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

      I hereby acknowledge that this conditional resignation as a director of the Board is as a result of the terms and conditions of the Agreement. This resignation may not be withdrawn by me at any time during which it is effective.

Very truly yours,

_____
Name:

<u>Exhibit B</u>

[Confidentiality Agreement]

TRUBRIDGE, INC.
54 St. Emanuel Street
Mobile, Alabama 36602

February 11, 2025

VIA EMAIL DELIVERY (info@ochocapital.com)

Ocho Investments LLC
1401 Lavaca St., PMB 40912
Austin, TX 78701
Attn: Andris Upitis

Re: Confidentiality Agreement between TruBridge, Inc. and Ocho Investments LLC

Dear Mr. Upitis:

Reference is made to that certain Cooperation Agreement entered into as of February 11, 2025, by and between TruBridge, Inc., a Delaware corporation ("TBRG"), and Ocho Investments LLC (together with its affiliates, excluding the Ocho Director acting in his capacity as such, "Ocho") (the "Cooperation Agreement"), pursuant to which TBRG has agreed to, among other things, appoint Andris Upitis (the "Ocho Director") to the Board of Directors of TBRG (the "Board"), subject to the covenants and other agreements contained in the Cooperation Agreement. TBRG understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, for so long as the Ocho Director remains a member of the Board, he may, if and to the extent he desires to do so, disclose Confidential Information (as defined below) that he learns in his capacity as a member of the Board to Ocho and its Representatives (as defined below) and may discuss such information with Ocho and its Representatives (i) solely in connection with the Permitted Purpose (as defined below) and (ii) subject to the terms and conditions in this letter agreement. As a material inducement to TBRG to enter into the Cooperation Agreement and to permit the disclosure of Confidential Information to Ocho as contemplated hereunder, the parties hereto agree as follows:

1.   All non-public, confidential or proprietary information concerning TBRG or any of its current or former affiliates or subsidiaries that the Ocho Director or Ocho obtains while the Ocho Director is serving as a member of the Board, whether oral or written, is referred to in this letter agreement as "Confidential Information." Confidential Information also includes all reports, materials, notes, analyses, compilations, studies, forecasts, extracts, interpretations or other documents prepared by Ocho or its Representatives which contain, reflect or are based upon, in whole or in part, the Confidential Information. Confidential Information does not include, however, information which (a) was, is or becomes generally available to the public other than as a result of a disclosure or action by Ocho or its Representatives in violation of this letter agreement or any other obligation of confidentiality owed to TBRG or any of its Representatives, (b) becomes available to Ocho or its Representatives (as defined below) on a nonconfidential basis from a person (other than TBRG or its Representatives or the Ocho Director) who is not to Ocho's knowledge prohibited from disclosing such information by a contractual, legal or fiduciary obligation to TBRG or any of its Representatives, (c) is or was in Ocho's or Ocho's Representatives' possession prior to its being furnished to Ocho by TRBG or its Representatives or (d) is or has been independently acquired or developed by Ocho or any of its Representatives without reliance on or reference to the Confidential

Information in breach of this letter agreement. As used in this letter agreement, the term "Representative" means, as to any person, such person's affiliates and its and their respective directors, partners, officers, managers, employees, agents, and advisors (including, without limitation, financial advisors, counsel and accountants). As used in this letter agreement, the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, partnership or other legal or business entity or any individual.

2.   Subject to the provisions of paragraph 3 of this letter agreement, unless otherwise agreed to in writing by TBRG, Ocho agrees (a) except as required by Law (as defined below), to keep strictly confidential, and direct its Representatives to keep strictly confidential, all of the Confidential Information, (b) to use, and to direct its Representatives who receive Confidential Information to use, the Confidential Information solely in connection with Ocho's investment in TBRG (the "Permitted Purpose"), (c) to not, and to direct its Representatives to not, use, any of the Confidential Information for any purpose other than the Permitted Purpose, and (d) except as required by Law, not to disclose, and to direct its Representatives not to disclose, any of the Confidential Information to any person in any manner whatsoever, except that disclosure may be made to Representatives of Ocho: (i) who reasonably need to know the particular Confidential Information for the Permitted Purpose, (ii) who are informed by Ocho in advance of the confidential nature of the Confidential Information, (iii) who are provided by Ocho with a copy of this letter agreement and are directed to keep the Confidential Information strictly confidential in accordance with the applicable terms hereof, and (iv) who agree to act in accordance with the terms of this letter agreement for the benefit of TBRG. Ocho acknowledges that it shall be responsible for any breach of the terms of this letter agreement by Ocho and, with respect to the terms of this letter agreement applicable to its Representatives, by its Representatives. Ocho agrees to direct its Representatives to take commercially reasonable measures to prevent prohibited or unauthorized disclosure or use of the Confidential Information. The Ocho Director will not disclose to Ocho (x) any information of a third party in the possession of TBRG that, based on the advice of legal counsel, TBRG is prohibited from disclosing pursuant to any contractual or other legal obligation or duty of confidentiality to such third party of which the Ocho Director has previously been notified or (z) any legal advice provided by external or internal counsel to TBRG if it is reasonably likely that such disclosure would constitute or result in a waiver of TBRG's attorney-client privilege or attorney work-product privilege (both with respect to internal and external legal counsel) that is identified as such to the Ocho Director by or on behalf of TBRG. As used in this letter agreement, "Law" means any applicable law, regulation (including, without limitation, any rule, regulation or policy statement of any organized securities exchange, market or automated quotation system on which any of TBRG's securities are listed or quoted) or valid legal or judicial process (including, but not limited to, in connection with any deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), or otherwise by any governmental authority.

3.   In the event that Ocho or any of its Representatives are requested or required by Law to disclose any Confidential Information, Ocho agrees that it will provide TBRG with prompt notice, to the extent practicable and legally permissible, of such request or requirement in order to enable TBRG to seek an appropriate protective order or other remedy (and if TBRG seeks such an order, Ocho will provide such cooperation, at TBRG's sole expense, as TBRG shall reasonably request), to consult with TBRG, to the extent legally permissible, with respect to TBRG taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this letter agreement. In the event that such protective order or other remedy is not obtained, or TBRG waives compliance, in whole or in part, with the terms of this letter agreement, Ocho or its Representative will disclose only that portion of the Confidential Information that Ocho

2

is legally requested or required to be disclosed and will use commercially reasonable efforts, at the Company's sole expense, to ensure that all Confidential Information so disclosed will be accorded confidential treatment. Notwithstanding the foregoing, Ocho and its Representatives (a) may disclose Confidential Information in connection with routine supervisory audit or regulatory examinations (including, without limitation, by regulatory or self-regulatory bodies) to which Ocho and its Representatives are subject in the course of its or their respective businesses without liability hereunder and (b) shall not be required to provide notice to any party in the course of any such routine supervisory audit or regulatory examination, provided that such routine audit or examination does not specifically reference TBRG, the Cooperation Agreement or this letter agreement.

4. All Confidential Information is and shall remain the property of TBRG. Ocho shall not by virtue of the Ocho Director's or TBRG's disclosure of and/or Ocho's use of any Confidential Information acquire any rights with respect thereto, all of which rights (including, without limitation, all intellectual property rights) shall remain exclusively with TBRG. After the date the Ocho Director no longer serves as a member of the Board, at TBRG's request for any reason, Ocho will promptly deliver to TBRG or destroy, or direct its Representatives to deliver to TBRG or destroy (such decision as to whether delivery or destruction is the means used to be solely in Ocho's discretion) all Confidential Information (including, without limitation, all copies or reproductions thereof in whatever form or medium, including, without limitation, electronic copies) furnished hereunder (provided that any such destruction shall be confirmed in writing to TBRG by a duly authorized Representative of Ocho) and all copies or reproductions (in whatever form or medium, including, without limitation, electronic copies) of all other Confidential Information prepared by Ocho or any Representative of Ocho; provided, however, that notwithstanding this paragraph 4, neither Ocho nor any of its Representatives shall be obligated to return or destroy Confidential Information to the extent it is required to be retained by applicable Law, professional standards, actual or anticipated litigation or to the extent it has been electronically archived by Ocho in accordance with its internal security and/or disaster recovery procedures as in effect from time to time and which cannot be generally accessed by Ocho's personnel that received such information without access to a person who has been informed of this letter agreement; provided, further, that any such Confidential Information so retained shall remain subject to the confidentiality provisions contained herein until the earliest of (x) the date upon which such information no longer constitutes Confidential Information hereunder or (y) for so long as it is retained by Ocho or its Representatives. Any oral Confidential Information will continue to be subject to the terms of this letter agreement.

5. Ocho acknowledges that none of TBRG or its Representatives makes any express or implied representation or warranty as to the completeness and accuracy of any Confidential Information, and Ocho agrees that none of such persons shall have any liability to Ocho or any of its Representatives relating to or arising from its or their use of any Confidential Information or for any errors therein or omissions therefrom. Ocho also agrees that it is not entitled to rely on the completeness or accuracy of any Confidential Information. This letter agreement shall not create any obligation on the part of TBRG or any of the Company's Representatives to provide Confidential Information to Ocho, nor shall it entitle Ocho to participate in any meeting of the Board or any committee thereof.

6. Ocho acknowledges that the Confidential Information may constitute material non-public information under applicable federal and state securities laws and that U.S. securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities.

7.   To the extent that any Confidential Information includes materials subject to the attorney-client privilege, Ocho agrees that TBRG is not waiving, and shall not be deemed to have waived or diminished, its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of disclosing any Confidential Information (including, without limitation, Confidential Information related to pending or threatened litigation) to Ocho or any of its Representatives.

8.   Ocho also agrees that without TBRG's prior written consent, Ocho will not, and will direct its Representatives to not, directly or indirectly, use Confidential Information to conduct any form of survey or formal written inquiry, with respect to TBRG, of any current or former customers or vendors of TBRG which Ocho has actual knowledge of.

9.   It is understood and agreed by the parties hereto that, except with respect to the Ocho Director, all (a) communications between Ocho and TBRG, (b) requests for Confidential Information, and (c) discussions or questions regarding Confidential Information will be submitted or directed by Ocho exclusively to an employee or employees designated in writing by TBRG (the "Authorized Representatives"), and that none of Ocho or its Representatives (except for the Ocho Director in his capacity as a member of the Board) will initiate or cause to be initiated any communication with any known director, officer, employee, advisor or agent of TBRG concerning the Confidential Information except with the express permission of the Authorized Representatives. As of the date hereof the Authorized Representative is the Chief Executive Officer.

10.   It is understood and agreed that money damages may be an insufficient remedy for any actual or threatened breach of this letter agreement and that, without prejudice to the rights and remedies otherwise available, TBRG shall be entitled to seek equitable relief by way of injunction, specific performance or otherwise if Ocho or any of its Representatives breach or threaten to breach any of the provisions of this letter agreement.

11.   It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.   THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF TBRG AND OCHO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE FOR ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND SUCH PARTY AGREES NOT TO COMMENCE ANY ACTION, SUIT OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS), AND FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY UNITED STATES REGISTERED MAIL TO SUCH PARTY'S ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST SUCH PARTY IN ANY SUCH COURT. EACH OF TBRG AND OCHO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS LETTER AGREEMENT OR THE TRANSACTIONS

CONTEMPLATED HEREBY IN THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

13.   This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by Ocho without the express written consent of TBRG.

14.   Ocho shall direct any substitute for the Ocho Director appointed pursuant to Section 1(a)(iv) of the Cooperation Agreement to execute and deliver to TBRG a counterpart to this letter agreement, a form of which is attached hereto as Schedule A, prior to sharing any Confidential Information, to the extent such substitute is not otherwise a party hereto.

15.   If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this letter agreement shall nevertheless remain in full force and effect. If any term or provision of this letter agreement is determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the parties agree that the court making such determination shall reduce such extent, duration, scope or other provision and enforce them to the fullest extent enforceable for all purposes contemplated by this letter agreement.

16.   This letter agreement, together with the Cooperation Agreement and the Confidentiality Agreement between TBRG and Ocho dated February 6, 2025, contains the entire agreement between TBRG and Ocho concerning confidentiality of the Confidential Information and supersedes in its entirety all prior agreements between them with respect to Confidential Information. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon TBRG or Ocho, unless approved in writing by TBRG or Ocho, as applicable.

17.   The parties agree that this letter agreement is permitted to be executed in separate counterparts.

18.   All notices, consents, determinations, waivers, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) upon receipt, when delivered personally, (b) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be the same addresses set forth in Section 16 of the Cooperation Agreement.

19.   This letter agreement shall terminate upon the one-year anniversary of the date that the Ocho Director ceases to be a member of the Board, and from and after such termination the parties shall have no further obligations hereunder; provided, that any liability for breach of this letter agreement (including, without limitation, the failure of Ocho to deliver or destroy all Confidential Information pursuant to paragraph 4 of this letter agreement) prior to such termination shall survive such termination.

20.   No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

[Remainder of Page Intentionally Left Blank]

Please acknowledge your agreement to the contents of this letter agreement by signing below.

Very truly yours,

TRUBRIDGE, INC.

By: _____
  Name: Christopher L. Fowler
  Title: President and Chief Executive Officer

Agreed to this the _____ day
of _____, 2025.

OCHO INVESTMENTS LLC

By: _____
Name: Andris Upitis
Title: Manager

JOINDER AGREEMENT

TRUBRIDGE, INC.
54 St. Emanuel Street
Mobile, Alabama 36602

Ladies and Gentlemen:

Reference is made to the letter agreement, dated as of February 11, 2025 (the "Agreement"), by and between TruBridge, Inc. and each of the parties signatory thereto, a copy of which is attached hereto.

The undersigned hereby acknowledges and agrees to be bound by, and subject to, in its capacity as the "Ocho Director" (as defined in the Agreement), all sections and/or paragraphs of the Agreement that are applicable to the Ocho Director.

Very truly yours,

[Ocho Director's Name]

<u>Exhibit C</u>

[Press Release]

Exhibit C



TRUBRIDGE ANNOUNCES TWO DIRECTORS TO JOIN ITS BOARD AS A PART OF COOPERATION AGREEMENTS WITH PINETREE CAPITAL AND OCHO INVESTMENTS

Jerry Canada, Former Group President of Harris Computer, a subsidiary of Constellation Software (TSX: CSU), and Andris (Dris) Upitis, Head of Ocho Investments LLC, join the TruBridge Board of Directors

MOBILE, Ala. (February 11, 2025) – TruBridge, Inc. ("TruBridge" or the "Company") (NASDAQ: TBRG), a healthcare solutions company, today announced that it has entered into cooperation agreements with Pinetree Capital Ltd. and L6 Holdings Inc. (together, "Pinetree") and with Ocho Investments LLC ("Ocho"). Pinetree and Ocho are the Company's two largest investors. Pursuant to the agreements, TruBridge has appointed Jerry Canada and Dris Upitis to its Board of Directors (the "Board"), effective February 11, 2025.

Canada and Upitis join the Board as independent, Class II directors, with Canada being appointed to the Compensation Committee and Upitis being appointed to the Nominating and Corporate Governance Committee. In connection with these additions, the Board has increased in size from seven to nine directors, seven of whom are independent.

Canada is the former Group President of Harris Computer. He previously served in other senior management positions over a 22-year career with the company. Prior to joining Harris Computer, he worked for software companies, MCS Spectrum, Comptek Research and Barrister Information Systems. Canada is a founding member of the InfoTech Niagara regional technology industry group. He is a graduate of Canisius University where he also serves on the Board of Trustees.

Upitis is the Head of Ocho, which is his family office. Upitis currently sits on the boards of directors of several private companies. Prior to Ocho, he was a Portfolio Manager and Management Committee Member at Viking Global Investors and held various roles at Credit Suisse. He received his MBA from The University of Chicago Booth School of Business and his BA from Grinnell College.

"We are thrilled to welcome Jerry and Dris to our Board," said Glenn Tobin, chairman of the Board. "We believe Jerry's healthcare software and revenue cycle experience and Dris' financial markets and capital allocation experience will be of great value to our Board. Both also have deep leadership experience and diverse skills, which will further strengthen our capabilities as a group. Adding Jerry and Dris continues a long process of Board refreshment to support our operational effectiveness and long-term strategy."

Pursuant to the cooperation agreements, the Company has also announced several initiatives reflecting its ongoing commitment to strong corporate governance and stockholder value creation. At the 2025 Annual Meeting of Stockholders, the Company's stockholders will be asked to approve a proposal to amend the Company's organizational documents to declassify the Board. If this proposal is approved at the 2025 Annual Meeting, all the Company's then-current directors will stand for election to one-year terms at the 2026 Annual Meeting of Stockholders. David Dye, who previously announced he would serve on the Board until the expiration of his term at the 2026 Annual Meeting, will not be standing for reelection. Additionally, the Company has amended its limited duration stockholder rights plan to terminate such plan effective as of the close of business on February 12, 2025.

"We are pleased to reach constructive agreements with Pinetree and Ocho," said Chris Fowler, chief executive officer of TruBridge. "TruBridge is building momentum, and these initiatives will further enhance our ability to execute our growth strategy with favorable results. We are confident Jerry and Dris will be valued colleagues and members of our Board as we continue to capitalize on the significant opportunities ahead to create sustainable value for our stockholders."

In connection with the cooperation agreements, Pinetree and Ocho have agreed to customary standstill, voting, and other provisions. Additionally, Pinetree and Ocho have each agreed to enter into an information-

sharing agreement with the Company to allow for a dialogue between Pinetree and the Company, and between Ocho and the Company, respectively.

The full text of the cooperation agreements with Pinetree and Ocho will be included as exhibits to the Company's Current Report on Form 8-K, which will be filed with the U.S. Securities and Exchange Commission.

BofA Securities, Inc. is serving as financial advisor to the Company, and Maynard Nexsen PC and Vinson & Elkins L.L.P. are serving as legal counsel.

About TruBridge

We are a trusted partner to more than 1,500 healthcare organizations with a broad range of technology-first solutions that address the unique needs and challenges of diverse communities, promoting equitable access to quality care and fostering positive outcomes. TruBridge has over four decades of experience in connecting providers, patients and communities with innovative data-driven solutions that create real value by supporting both the financial and clinical side of healthcare delivery. Our industry leading HFMA Peer Reviewed® suite of revenue cycle management (RCM) offerings combine unparalleled visibility and transparency to enhance productivity and support the financial health of healthcare organizations across all care settings. We support efficient patient care with electronic health record (EHR) product offerings that successfully integrate data between care settings. Above all, we believe in the power of community and encourage collaboration, connection, and empowerment with our customers. We clear the way for care. For more information, please visit www.trubridge.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified generally by the use of forward-looking terminology and words such as "expects," "anticipates," "estimates," "believes," "predicts," "intends," "plans," "potential," "may," "continue," "should," "will" and words of comparable meaning. Without limiting the generality of the preceding statement, all statements in this press release relating to the Company's ability to execute on its strategy and to enhance value for the Company's stockholders are forward-looking statements. We caution investors that any such forward-looking statements are only predictions and are not guarantees of future performance. Certain risks, uncertainties and other factors may cause actual results to differ materially from those projected in the forward-looking statements. Such factors may include: saturation of our target market and hospital consolidations; unfavorable economic or market conditions that may cause a decline in spending for information technology and services; significant legislative and regulatory uncertainty in the healthcare industry; exposure to liability for failure to comply with regulatory requirements; pandemics and other public health crises and related economic disruptions; transition to a subscription-based recurring revenue model and modernization of our technology; competition with companies that have greater financial, technical and marketing resources than we have; potential future acquisitions that may be expensive, time consuming, and subject to other inherent risks; our ability to attract and retain qualified client service and support personnel; disruption from periodic restructuring of our sales force; potential delay in the development of markets for our RCM service offering; potential inability to properly manage growth in new markets we may enter; potential disruption of our business due to our ongoing implementation of a new enterprise resource planning software solution; exposure to numerous and often conflicting laws, regulations, policies, standards or other requirements through our international business activities; potential litigation against us; our reliance on an international workforce which exposes us to various business disruptions; our utilization of artificial intelligence, which could expose us to liability or adversely affect our business if we cannot compete effectively with others using artificial intelligence; potential failure to develop new products or enhance current products that keep pace with market demands; failure of our products to function properly resulting in claims for medical and other losses; breaches of security and viruses in our systems resulting in customer claims against us and harm to our reputation; failure to maintain customer satisfaction through new product releases free of undetected errors or problems; failure to convince customers to migrate to current or future releases of our products; failure to maintain our margins and service rates; increase in the percentage of total revenues represented by service revenues, which have lower gross margins; exposure to liability in the event we provide inaccurate claims data to payors; exposure to liability claims arising out of the licensing of our

software and provision of services; dependence on licenses of rights, products and services from third parties; misappropriation of our intellectual property rights and potential intellectual property claims and litigation against us; interruptions in our power supply and/or telecommunications capabilities, including those caused by natural disaster; potential inability to secure additional financing on favorable terms to meet our future capital needs; our substantial indebtedness, and our ability to incur additional indebtedness in the future; pressures on cash flow to service our outstanding debt; restrictive terms of our credit agreement on our current and future operations; changes in and interpretations of financial accounting matters that govern the measurement of our performance; significant charges to earnings if our goodwill or intangible assets become impaired; fluctuations in quarterly financial performance due to, among other factors, timing of customer installations; volatility in our stock price; failure to maintain effective internal control over financial reporting; inherent limitations in our internal control over financial reporting; vulnerability to significant damage from natural disasters; market risks related to interest rate changes; potential material adverse effects due to macroeconomic conditions, including bank failures or changes in related regulation; and other risk factors described from time to time in our public releases and reports filed with the Securities and Exchange Commission, including, but not limited to, our most recent Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. We also caution investors that the forward-looking information described herein represents our outlook only as of this date, and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this press release, except as otherwise required by law.

Contacts

Investor Relations Contact
Asher Dewhurst, ICR Westwicke
TBRGIR@westwicke.com

Media Contact
Tracey Schroeder
Chief Marketing Officer
Tracey.schroeder@trubridge.com

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